UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73493 / November 3, 2014

Admin. Proc. File No. 3-15954

In the Matter of

CHINA EVERHEALTH CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Everhealth Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to China Everhealth Corp. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Everhealth Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *China Everhealth Corp.,* Initial Decision Rel. No. 661 (Sept. 2, 2014), 109 SEC Docket 14, 2014 WL 4296694. The Central Index Key number is 1483056 for China Everhealth Corp.

INITIAL DECISION RELEASE NO. 661
ADMINISTRATIVE PROCEEDING
File No. 3-15954

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA EVERHEALTH CORP., GENOVA BIOTHERAPEUTICS, INC., GLACIER ENTERPRISES, INC., GREEN ASIA RESOURCES, INC., JESUP & LAMONT, INC., and PANOSHAN MARKETING CORP.	INITIAL DECISION OF DEFAULT AS TO CHINA EVERHEALTH CORP. September 2, 2014

APPEARANCES: Neil J. Welch, Jr., and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent China Everhealth Corp. (China Everhealth).[1] The revocation is based on China Everhealth's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On July 1, 2014, the Commission issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that China Everhealth has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. China Everhealth was served with the OIP by July 28, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its Answer was due by August 7, 2014. *China*

[1] The case has already ended as to other Respondents in this matter. *See China Everhealth Corp.*, Initial Decision Release No. 654, 2014 SEC LEXIS 2878 (Aug. 11, 2014); *China Everhealth Corp.*, Securities Exchange Act of 1934 Release No. 72792, 2014 WL 3887160 (Aug. 8, 2014).

Everhealth Corp., Admin. Proc. Rulings Release No. 1706, 2014 SEC LEXIS 2958 (Aug. 18, 2014). A telephonic prehearing conference was held on August 5, 2014, and China Everhealth failed to appear.

On August 18, 2014, I ordered China Everhealth to show cause by August 28, 2014, why the proceeding should not be determined against it for failure to file an Answer or otherwise defend this proceeding, warning that failure to do so would result in it being deemed in default, having the proceeding determined against it, and having the registration of its securities revoked. *Id.* (citing OIP at 3; 17 C.F.R. §§ 201.155(a)(2)). To date, China Everhealth has not filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

China Everhealth is in default for failing to file an Answer, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

China Everhealth, Central Index Key No. 1483056, is a delinquent British Virgin Islands (BVI) corporation located in Road Town, Tortola, BVI, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Everhealth is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 30, 2010, which reported a net loss of $1,000 for the prior three months.

In addition to its repeated failures to file timely periodic reports, China Everhealth failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.,* Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that China Everhealth failed to timely file required periodic reports. As a result, China Everhealth failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

China Everhealth's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). China Everhealth's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). China Everhealth is also culpable because it failed to heed delinquency letters sent to it by the Division of Corporation Finance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and it was therefore on notice, even before the OIP issued, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, China Everhealth has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of China Everhealth.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Everhealth Corp., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, China Everhealth may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. China Everhealth may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by China Everhealth, then it shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless China Everhealth files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision. If any of these events occur, the Initial Decision shall not become final.

China Everhealth is notified that it may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge